Room 4561
via fax (604) 608-8775

January 9, 2006

Patrick Fitzsimmons
President & CEO
Alternet Systems, Inc.
610-815 West Hastings Street
Vancouver, BC, V6C 1B4

> **Re:** **Alternet Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2006**

Dear Mr. Fitzsimmons:

We have reviewed your response letter dated January 5, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-8

1. We note your response to our previous comment 2 where you indicate that the Company's independent auditors "reviewed the Retainer Stock Plan for Employees, Directors and Consultants attached to Form S-8 as an exhibit and reviewed the Form S-8 and the legal opinion included therein." If the Forms S-8 registration statements that were filed on May 15, 2003, January 24, 2005 and May 2, 2006 are still open, then your auditors need to include a consent in the Company's current Form 10-KSB, which incorporates their opinion into these open registration statements. Please amend your Form 10-KSB accordingly or explain why you do not believe a consent is necessary as your previous response was not persuasive.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief